BOOMERANG CAPITAL LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Confidential Pursuant to SEC Rule 17a-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65273

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Boomerang Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__4 Covewood Drive__
                                         (No. and Street)

__Rowayton__	__CT__	__06853__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Maureen OBrien__	__845.522.0778__	__mo@boomcap.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__LMHS PC__
                            (Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	__Norwell__	__MA__	__02061__
(Address)	(City)	(State)	(Zip Code)

02/02/2009		3373
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Maureen OBrien_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Boomerang Capital LLC_____, as of _December 31_____, 2 _025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO/PFO/POO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BOOMERANG CAPITAL LLC

Year Ended December 31, 2025

TABLE OF CONTENTS







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Boomerang Capital LLC
Darien, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boomerang Capital LLC, as of December 31, 2025, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Boomerang Capital LLC, as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Boomerang Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Boomerang Capital LLC's financial statements. The supplemental information is the responsibility of Boomerang Capital LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Boomerang Capital LLC's auditor since 2022.

Norwell, Massachusetts
April 29, 2026

BOOMERANG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	17,891
Fee income receivables		680,846
Prepaid assets		894
	$	**699,631**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	11,692

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY:

Member's interests		687,939
Total member's equity		687,939
	$	**699,631**

The accompanying notes are integral part of these financial statements.

BOOMERANG CAPITAL LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2025

REVENUE:	
Consulting fee income	$ 974,157
Total revenue	974,157
EXPENSES:	
Consulting and business expenses	30,869
Travel, meals and entertainment	55,995
Insurance and medical	47,483
Occupancy	20,796
Office expenses and supplies	13,167
Professional Fees	22,375
Technology and communications	721
Licensing, filing and subscription fees	3,310
Miscellaneous	1,148
Total expenses	195,864
NET INCOME	$ 778.293

The accompanying notes are integral part of these financial statements.

BOOMERANG CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2025

	Member's Equity
BALANCES, December 31,2024	$ 381,641
Net income	778,293
Distributions to Member	(471,995)
BALANCES, December 31, 2025	$ 687,939

The accompanying notes are integral part of these financial statements.

BOOMERANG CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 778,293
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Increase in fee income receivable	(311,475)
Increase in prepaid assets	(48)
Increase in accounts payable and accrued expenses	1,035
Net cash provided by operating activities	467,805
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(471,995)
Net cash (used in) financing activities	(471,995)
NET DECREASE IN CASH	(4,190)
CASH, at beginning of year	22,081
CASH, at end of year	$ 17,891

The accompanying notes are integral part of these financial statements.

NOTE I - ORGANIZATION AND BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital LLC, (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers ("Fund Managers"). The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. as a broker-dealer on September 10, 2001, and is also registered as an investment advisor in the state of Connecticut.

As of the date of these audited financials, the Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.The Company does not carry or clear customer transactions. The company complies with the provisions outlined in Footnote 74 to SEC Release 34-70073.

Revenue Recognition

Revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that the Company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes commission income and consulting fees for introducing investors to Funds and Fund Managers of hedge funds and private equity funds. The Company enters private placement contracts with various Funds and Fund Managers. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Commissions from private equity funds are recognized when the Company is notified of the closing on the Fund and the amount of the private placement is known. Consulting fee income is based on quarterly management fees and annual performance fees earned by the various Fund Managers and; therefore, is recognized when those amounts are known to the Company.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the consumption of the performance obligations by the customer; and whether constraints on variable consideration should be applied to certain future events.

ASC Topic 606 requires the Company to follow a five-step model to: (1) identify the contract or contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 1 - ORGANIZATION AND BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Originally, the Company previously had three members. However, subsequently a member died and another withdrew; accordingly, the Company is a single member LLC that is disregarded for income tax purposes, and there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's member on the member's tax returns.

Concentrations of Credit Risk

The Company's cash is held by financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, such amounts may exceed the FDIC's insured limits.

Fee Income Receivables

Fee income receivables consist of amounts due from Funds and Fund Managers for shares of advisory fees, commissions and/or consulting fees. Receivables are periodically assessed for impairment and, as of December 31, 2025, an allowance for doubtful accounts was not considered necessary.

Prepaid Assets & Accounts Payable and Accrued Expenses

Prepaid assets consist primarily of prepaid expenses for regulatory licenses/registrations and insurance. Accounts payable and accrued expenses are for amounts due to trade creditors and others.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years. All assets have been fully depreciated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company's assets and liabilities with short and intermediate-term maturities and defined settlement amounts include cash, receivables, payables, and accrued expenses and are carried at their contractual amounts, which approximate fair value.

NOTE 1 - ORGANIZATION AND BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

Leases are now accounted for in accordance with ASU No. 2016-02, Leases ("Topic 842"), which requires the recognition of lease assets and lease liabilities on the statement of financial condition of leasees and the disclosure of key information about leasing arrangements. Previously, a Company's obligations with respect to its operating leases were disclosed in a footnote to the financial statements and not included on the statement of financial condition. As Topic 842 only applies to leases in excess of one year, this accounting pronouncement does not have a material effect on its financial statements.

Credit losses are now accounted for in accordance with ASU No. 2016-13, Financial Instruments-Credit Losses ("ASC Topic 326"). ASC Topic 326 requires a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. The Company has not experienced significant credit losses and, as such, the application of ASC Topic 326 does not have a material effect on its financial statements.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum amount of net capital defined by the Rule. At December 31, 2025, the Company had net capital and net capital requirements of $6,199 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.89.to 1. According to the Rule, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTIES

DMCD Inc., the holding company held by Donough McDonough, owns 100% of the Company. The Company does not lease office space from a commercial building on a long-term basis. Current rent expense is paid pursuant to Expense Sharing Agreement with Donough McDonough and the Company's sole member, DMCD, Inc.

NOTE 4 - CONTINGENCIES AND UNCERTAINTIES

The Company has entered into private placement marketing agreements with several Fund Managers. Currently, the Company receives a portion of the management fees and performance fees from the Funds and Fund Managers, or a percentage of the capital raised and, in some cases, provides consulting for the Funds and Fund Managers for a retainer fee.

NOTE 4 - CONTINGENCIES AND UNCERTAINTIES (CONTINUED)

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a fund, and if the fund is not able to offset such losses, the fund could lose all of its assets and the introduced investors in the fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund, but this risk does not apply to instances where the Company received a commission for private equity funds.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

NOTE 5 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which primarily involves consulting fees for introducing investors to Funds and Fund Managers of hedge funds and private equity funds. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the result of the business to manage the Company. Additionally, the CODM uses excess net capital (Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether or not adequate capital is maintained. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through April 29, 2026, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

BOOMERANG CAPITAL LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2025

CREDIT:

Member's equity $ 687,939

DEBITS:

Nonallowable assets

Fee income receivable 680,846

Prepaid asset 894

Total debits 681,740

NET CAPITAL 6,199

Minimum requirements of 6 2/3% of aggregate indebtedness of

$11,692 or $5,000, whichever is greater 5,000

Excess net capital **$ 1,199**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses $ 11,692

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL **1.89 to 1**

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filed on January 27, 2026.

SCHEDULES II AND III

DECEMBER 31, 2025

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 as supported by Footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 as supported by Footnote 74 to SEC Release 34-70073.







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Boomerang Capital LLC
Darien, Connecticut

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Boomerang Capital LLC stated that Boomerang Capital LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Boomerang Capital LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Boomerang Capital LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Boomerang Capital LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boomerang Capital LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Boomerang Capital LLC's auditor since 2022.

Norwell, Massachusetts
April 29, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

BOOMERANG CAPITAL LLC

SEC 15c3-3 EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2025

Boomerang Capital LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities & Exchange Commission (17C.F.R 240.17a-5, "Reports to be made by certain brokerd and dealers"). This exemption report was prepared as required by 17C.F.R 240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.　　The Company does not claim an exemption from paragraph k of 17C.F.R. 240.15c3-3;

and

2.　　The Company is filing this exemption report relying on Footnote 74 to the SEC Release No.34- 70034, adopting amendments to 17 C.F.R 240.17a-5, because the Company limits its business activities exclusively to investment advisory and private placements and the Company: (1) did not directly or indirectly receive hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exemption.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

_____
Maureen OBrien, CCO/PFO/POO